N-SAR Item 77H: Change in Control of Registrant

Below are the persons presumed to control Registrant’s series because such person owns more than 25% of a series based on the records of the series.

As of April 30th 2017

Fund	Name of Person	Ownership % of Series
Columbia Total Return Bond Fund	American Enterprise Investment Services	26.94%
Multi-Manager Directional Alternative Strategies Fund	American Enterprise Investment Services	99.81%

As of November 1st 2016

Fund	Name of Person	Ownership % of Series